Exhibit (a)(1(J)
May 16, 2005
To Our Shareholders:
      Emmis Communications Corporation (“Emmis”), is offering to purchase up to 20,250,000 shares of its Class A common stock at a purchase price not greater than $19.75 nor less than $17.25 per share, net to you in cash, without interest. Emmis is conducting the tender offer through a procedure commonly referred to as a modified “Dutch Auction.” This procedure allows you to select the price within the $17.25 to $19.75 range at which you are willing to sell all or a portion of your shares of Class A common stock to Emmis. Alternatively, you can elect to sell all or a portion of your shares of Class A common stock to Emmis at the price determined by Emmis in accordance with the modified “Dutch Auction” process. On May 9, 2005, the last trading day prior to Emmis’ announcement of its intent to commence the tender offer, the last reported sale price of our shares of Class A common stock on the Nasdaq National Market was $15.45 per share. On May 13, 2005, the last trading day prior to commencement of the tender offer, the last reported sale price of our shares of Class A common stock on the Nasdaq National Market was $17.99 per share.
      Based on the number of shares of Class A common stock tendered and the prices specified by the tendering shareholders, Emmis will determine a single per share price within the $17.25 to $19.75 range that will allow it to buy 20,250,000 shares of Class A common stock (or such lesser number of shares of Class A common stock that are properly tendered). We will purchase the shares of Class A common stock that are properly tendered at or below that purchase price (and are not properly withdrawn), subject to possible proration and provisions relating to the tender of “odd lots” and conditional tenders, for cash at that purchase price, net to the selling shareholder.
      If you do not wish to participate in the tender offer, you do not need to take any action.
      The tender offer is explained in detail in the enclosed Offer to Purchase and related Letter of Transmittal. If you wish to tender your shares of Class A common stock, instructions on how to tender shares of Class A common stock are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the tender offer. Neither Emmis nor any member of its Board of Directors, nor the Dealer Managers or the Information Agent makes any recommendation to you as to whether you should tender or refrain from tendering your shares of Class A common stock or as to the purchase price or purchase prices at which you may choose to tender your shares of Class A common stock. You must make your own decision as to whether to tender your shares of Class A common stock and, if so, how many shares of Class A common stock to tender and the purchase price or purchase prices at which your shares of Class A common stock should be tendered. In doing so, you should read carefully the information in the Offer to Purchase and in the related Letter of Transmittal including our reasons for making the tender offer. You should also discuss whether to tender your shares of Class A common stock with your broker or other financial or tax advisor. Emmis’ directors and executive officers have indicated that they do not intend to tender any of their own shares of Class A common stock in the tender offer as more specifically discussed in Section 11 of the Offer to Purchase.
      Please note that the tender offer is scheduled to expire at 12:00 midnight, New York City time, on Monday, June 13, 2005, unless we extend it.
      Any shareholder whose shares of Class A common stock are properly tendered directly to Wachovia Bank, N.A., the Depositary for the tender offer, and purchased in the tender offer, will not incur the usual transaction costs associated with open market sales. If you hold shares of Class A common stock through a broker or bank, you should consult your broker or bank to determine whether any transaction costs are applicable. If you own fewer than 100 shares of Class A common stock, the tender offer is an opportunity for you to sell your shares of Class A common stock without having to pay “odd lot” discounts.
      If you have any questions regarding the tender offer or need assistance in tendering your shares of Class A common stock, please contact the Dealer Managers for the tender offer, Banc of America Securities LLC at (212) 583-8502 or Deutsche Bank Securities Inc. at (800) 735-7777, or Georgeson Shareholder Communications, Inc., the Information Agent for the tender offer, at (866) 399-8748.

Sincerely,

Jeffrey H. Smulyan
Chief Executive Officer, President and
Chairman of the Board